I, Timothy Childs, certify that:

(1) the financial statements of AllTheBelts LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of AllTheBelts LLC included in this Form reflects accurately the information reported on the tax return for AllTheBelts LLC filed for the fiscal year ended Dec 31st, 2019.

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Timothy Childs
CEO

16th, June 2020

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.